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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: July 2007
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NAM TAI ELECTRONICS, INC.
Q2 2007 Sales down 7%, Gross profit margin improves to 11.5%, EPS up 107%
VANCOUVER, CANADA — July 30, 2007 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the second quarter and six months ended June 30, 2007.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Half-Year Results
	Q2 2007	Q2 2006	YoY (%)	1H2007	1H2006	YoY(%)
Net sales	$197,830	$213,653	(7.4)	$389,401	$422,011	(7.7)
Gross profit	$22,745	$20,774	9.5	$39,946	$41,888	(4.6)
% of sales	11.5%	9.7%	—	10.3%	9.9%	—
Operating income (a)	$11,834	$20,044 (a)	(41.0)	$19,051	$32,648	(41.6)
% of sales	6.0%	9.4%	—	4.9%	7.7%	—
per share (diluted)	$0.26	$0.46	(43.5)	$0.43	$0.75	(42.7)
Net income (a)	$38,805	$18,522	109.5	$47,204	$30,987	52.3
% of sales	19.6%	8.7%	—	12.1%	7.3%	—
Basic earnings per share (b)	$0.87	$0.42	107.1	$1.06	$0.71	49.3
Diluted earnings per share (b)	$0.87	$0.42	107.1	$1.05	$0.71	47.9
Weighted average number of shares (‘000’)
Basic	44,804	43,693	—	44,360	43,616	—
Diluted	44,806	43,749	—	44,805	43,695	—

Note: (a) Non-GAAP operating income of Q2 2007 increased 10.3% when compared to Q2 2006. For details, please see GAAP to Non- GAAP Reconciliation on page 2.

(b)	Both basic and diluted earnings per shares includes 1,017,149 common shares register in the name of Bank of China Hong Kong Limited in compliance with the November 2006 decision of the Privy Council of the United Kingdom
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) above, management utilizes a measure of operating income, net income and earnings per share on a non-GAAP basis that excludes certain income/expenses as below to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as gains on disposal of marketable securities, gains on disposal of assets held for sale, losses on marketable securities arising from split share structure reform, or other infrequent or unusual items. Please see page 2 for the reconciliation of GAAP operating income and GAAP operating income per share to non-GAAP operating income and non-GAAP operating income per share, and GAAP net income and earnings per share to non-GAAP net income and earnings per share, and pages 7 to 8 for a detailed discussion of management’s use of non-GAAP financial information.

Page 1of 13

GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended				Six months ended
	June 30,				June 30,
	2007		2006		2007		2006
		per share		per share		per share		per share
	million	(diluted)	million	(diluted)	million	(diluted)	million	(diluted)
GAAP Operating Income	11.8	0.26	20.0	0.46	19.1	0.43	32.7	0.75
Add back/(Less):
- gain on disposal of asset held for sale	—	—	(9.3)	(0.21)	—	—	(9.3)	(0.21)
Non-GAAP Operating Income (a)	11.8	0.26	10.7	0.25	19.1	0.43	23.4	0.54

GAAP Net Income	38.8	0.87	18.5	0.42	47.2	1.06	31.0	0.71
Add back/(Less):
- gain on disposal of asset held for sale	—	—	(9.3)	(0.21)	—	—	(9.3)	(0.21)
- loss on marketable securities arising from split share structure reform	—	—	1.3	0.03	—	—	1.3	0.03
- gain on disposal of marketable securities (b)	(28.0)	(0.63)	—	—	(28.0)	(0.63)	—	—
- gain on sales of subsidiaries’ shares	(0.4)	(0.01)	—	—	(0.4)	(0.01)	—	—
Non-GAAP Net Income (a)	10.4	0.23	10.5	0.24	18.8	0.42	23.0	0.53

Weighted average number of shares –diluted (‘000)	44,806		43,749		44,805		43,695

Note:

(a)	Please see pages 7 to 8 for a detailed discussion of management’s use of non-GAAP financial information.

(b)	As announced on April 24, 2007, the Company, through a subsidiary of its Hong Kong listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), disposed of all of its 80,600,173 A Shares of TCL Corporation on April 20 and April 23, 2007 through the market of Shenzhen Stock Exchange at an aggregated total consideration of approximately $54 million and resulting in a one-off gain of approximately $28 million after deducting the portion attributable to minority interests.
SECOND QUARTER REVIEW
Sales in the second quarter dropped 7% as compared to the same quarter last year from a decline in business from telecommunication components assembly (“TCA”). This product segment is dependent on demand in the mobile phone market and one of our indirect customers suffered a substantial drop in sales volume in its mobile devices business in Asia and Europe. Thus, we and other participants in the mobile phone supply chain were inevitably affected. On a sequential basis, our total revenue still improved by about 3% from the first quarter mainly from growth in both our LCD products (“LCDP”) and consumer electronics and communication products (“CECP”) segments, with especially strong demand for our headsets containing Bluetooth® wireless technology* and home entertainment products.
Net sales in the second quarter of 2007 were $197.8 million, a decrease of 7.4% as compared to $213.7 million in the second quarter of 2006. Gross profit in the second quarter of 2007 was $22.7 million, an increase of 9.5% as compared to $20.8 million in the same period last year. Operating income in the second quarter of 2007 was $11.8 million, or $0.26 per share (diluted), a decrease of 41.0% as compared to operating income of $20.0 million, or $0.46 per share (diluted) for the same period last year. Net income in the second quarter of 2007 was $38.8 million, an increase of 109.5% as compared to $18.5 million in the second quarter of 2006. Basic and diluted earnings per share in the second quarter of 2007 were both at $0.87 per share, an increase of 107.1% as compared to $0.42 per share for both basic and diluted earnings per share in the same period last year.

Non-GAAP operating income in the second quarter of 2007 was $11.8 million, or $0.26 per share (diluted), an increase of 10.3% as compared to non-GAAP operating income of $10.7 million, or $0.25 per share (diluted) for the same period last year. Non-GAAP net income in the second quarter of 2007 was $10.4 million or $0.23 per share (diluted), a decrease of 1.0% as compared to $10.5 million, or $0.24 per share (diluted), in the second quarter of 2006.
The Company’s financial position remains strong and net cash provided by operating activities in the second quarter of 2007 was $28.7 million. The Company ended the quarter with $268.3 million cash on hand even after capital expenditures of $5.7 million and first quarter dividends of $9.4 million paid to shareholders on April 21, 2007.
COMPANY OUTLOOK
The second quarter of 2007 was still difficult for Nam Tai as the same business environment that we discussed in our announcement of first quarter financial results continued into the second quarter. The competitive environment remains intense and we expect resulting pricing pressures from customers to remain a significant challenge for the electronics manufacturing services industry in the coming quarters and years. Additionally, the Company would also have to deal with difficulties such as appreciation of Renminbi, shortage of electricity supply and increases in overhead expenses resulting from general inflation. We are working hard to stabilize our results by improving efficiencies, broadening our product offerings and diversifying our customer base. Initial evidence from our performance in the second quarter, showing gross profit margin rebounding to 11.5%, supports management confidence of the Company’s future profitability.
Recently, Nam Tai began manufacturing FLY Fusion™ Pentop Computers1, a new product for a customer new to Nam Tai, LF Leapfrog Enterprises, Inc (“Leapfrog”). Leapfrog is a leading company in designing and developing educational products for children. The Company is also providing manufacturing services for another new customer, a leading Japanese company, in manufacturing 1.3 mega pixel CMOS image sensor modules for notebook computers. Additionally, apart from the strategy to produce high value and more sophisticated products, Nam Tai plans to continue to seek to negotiate better terms from suppliers and to control expenses in an effort to enhance our operating margins.
In furtherance of our previously announced expansion projects, our development of new production facilities, in Shenzhen Guangming Hi-Tech Industrial Park, or Shenzhen Guangming, People’s Republic of China (the “PRC”), in which an approximate $1.5 million deposit was paid in 2006, we paid an additional $0.7 million deposit in June of this year for the land acquisition cost in Shenzhen, with the remaining balance of approximately $6.7 million to be paid upon further notification by the PRC government around the end of 2007. As to our planned facility in Wuxi, Jiangsu Province of the PRC approximately 80 miles Northwest of Shanghai, we are accelerating the implementation of this expansion project with the support of the local government of Wuxi in an effort to overcome limitations on existing available facilities. We are currently working with our architect on the design of manufacturing facilities and believe that these additional facilities, when operational, will position us to meet our forecasts of customers’ demands and market requirements in the next few years. In turn, we expect to resume both higher growth in sales and profitability in the long term.

*	Note with respect to our use of “Bluetooth” and FLY Fusion in this press release: The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license. The trademark Fly Fusion is owned by Leapfrog.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2007
1. Quarterly Sales Breakdown
     (In thousands of US Dollars, except percentage information)

			YoY(%)	YoY(%)
Quarter	2007	2006	(Quarterly)	(Quarterly accumulated)
1st Quarter	191,571	208,358	(8.1)	(8.1)
2nd Quarter	197,830	213,653	(7.4)	(7.7)
3rd Quarter	—	218,516	—	—
4th Quarter	—	229,647	—	—
Total	389,401	870,174
2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2007		2006
Segments	Q2	YTD	Q2	YTD
	( %)	( %)	( %)	( %)
Consumer Electronic and Communication Products	38%	33%	20%	19%
Telecommunication Component Assembly	51%	57%	72%	74%
LCD Products	11%	10%	8%	7%
	100%	100%	100%	100%
3. Key Highlights of Financial Position

	As at June 30,		As at December 31,
	2007	2006	2006
Cash on hand (a)	$268.3 million	$228.7 million	$221.1 million
Marketable securities	—	$24.8 million	$24.4 million
Ratio of cash (a) to current liabilities	1.79	1.50	1.36
Current ratio	2.74	2.64	2.46
Ratio of total assets to total liabilities	3.61	3.40	3.23
Return on equity	28.9%	19.6%	13.0%
Ratio of total liabilities to equity	0.45	0.48	0.52
Debtors turnover	48 days	49 days	49 days
Inventory turnover	19 days	14 days	14 days
Average payable period	58 days	52 days	59 days

Note:	(a) Includes cash equivalents.
4. Developments in Class Action Litigation
As of the close of business on July 27, 2007, the Company was still waiting for the ruling from the court on the plaintiffs’ motion for class certification.
5. Tele-Art/Bank of China Litigation
As previously announced, and in compliance with the November 2006 decision of the Privy Council of the United Kingdom, we reinstated the 1,017,149 of our common shares we previously redeemed from Tele-Art Inc., registered them on our stock register in the name of Bank of China Hong Kong Limited (“BOC”) and delivered share certificates to BOC. To our knowledge, BOC has yet to sell these shares. The Company keeps on waiting for BOC to liquidate these shares in the market and return the excess proceeds or shares, if any, to the liquidator (or Nam Tai) for the distribution to other unsecured creditors including Nam Tai. Nam Tai will record the appropriate amount as income in its financial statements in accordance with US GAAP when there is recovery of unsecured claims from Tele-Art’s estate.
6. Enterprise Resources Planning (“ERP”) System Changeover Project
With the goal of strengthening our system control mechanisms, improving process efficiency providing an extendable business platform for future growth, we plan to invest up to $2 million to adapt a more widely applicable and advanced ERP system to replace our existing business planning and control system. The Hong Kong Productivity Council has been engaged as our project consultant throughout the implementation process. It is expected that the new ERP system will be fully implemented in early 2009. We believe that the new ERP system will enhance productivity, efficiency and competitiveness of the Company in the long term.
7. Changes for Investor Relations effective on October 1, 2007
As part of Nam Tai’s previously announced restructuring plans, and to allow direct communications between the Company and the investment community, Nam Tai will commence handling all investor relations functions from its subsidiary’s office in Macao effective October 1, 2007. Currently, Nam Tai uses the services of Pan Pacific I.R. Ltd., based in Vancouver, Canada, as its investor relations representative.
Commencing October 1, 2007 investors wishing to communicate with the Company can contact:
John Farina, Chief Financial Officer / Eve Leung, Corporate Secretary
Unit C, 17/F, Edificio Comercial Rodrigues, 599 da Avenida da Praia Grande, Macao
Tel : (853) 2835 6333
or e-mail the Company at shareholder@namtai.com.
In addition by visiting the Company’s website at www.namtai.com, shareholders can request information packages, sign up to automatically to receive news releases by e-mail, and view detailed information about the Company.
8. Corrections to Press Release:
The following typographical errors in the press release issued on July 30, 2007 have been corrected in this submission:

Location in press release		Incorrect	Correct
of typographical error	Context of statement	amount	amount

GAAP to Non-GAAP Reconciliation Table page 2	– gain on disposal of marketable securities three months ended
	June 30, 2007
	(million)	(29.8)	(28.0)
	(per share)	(0.67)	(0.63)
	six months ended June 30, 2007
	(million)	(29.8)	(28.0)
	(per share)	(0.67)	(0.63)

	Non-GAAP Net Income three months ended
	June 30, 2007
	(million)	8.6	10.4
	(per share)	0.19	0.23
	six months ended June 30, 2007
	(million)	17.0	18.8
	(per share)	0.38	0.42

Footnote (b) to GAAP to Non-GAAP Reconciliation table, page 2	Amount of “one-off gain”	$30 million	$28 million

Second sentence, first paragraph on page 3	Non-GAAP net income in the second quarter of 2007	$8.6 million	$10.4 million
		$0.19 per share (diluted)	$0.23 per share (diluted)
		decrease of 18.1%	decrease of 1.0%

Condensed Consolidated Balance Sheet at June 30, 2007, page 10	Total shareholders equity	355,681	335,681
SECOND QUARTER RESULTS ANALYST CONFERENCE CALL
The Company will hold a conference call on Monday, July 30, 2007 at 8:00 a.m. Eastern Time for analysts to discuss the second quarter results with Nam Tai’s management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com and clicking on the conference call link (under events) or over the phone by dialing (612) 332-0718 just prior to its start time.
DIVIDENDS
The record date for the third quarter dividend of $0.21 per share is September 30, 2007 and the payment date is on or before October 21, 2007.

     Schedule for quarterly dividends for fiscal year 2007 are as follows:

			Dividend
Quarterly Payment	Record Date	Scheduled Payment Date	(per share)
Q1/07	March 31, 2007	On or before April 21, 2007 (Paid)	$0.21
Q2/07	June 30, 2007	On or before July 21, 2007 (Paid)	$0.21
Q3/07	September 30, 2007	On or before October 21, 2007	$0.21
Q4/07	December 31, 2007	On or before January 21, 2008	$0.21
Full Year 2007			$0.84
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Statements concerning management’s optimism regarding Nam Tai’s long-term prospects of sales growth and profitability, management’s assessment of future demands and market conditions, expectancies regarding Nam Tai’s position to meet such demands and requirements, Nam Tai’s success in negotiating better terms from suppliers or controlling expenses and the anticipated effect of such efforts on Nam Tai’s operating margins, management’s estimates of when its expansion projects to increase capacity will begin construction or will be available for production, among other statements in this press release, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect management’s views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of our future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release.
Whether management’s optimism regarding Nam Tai’s long-term prospects, including sales growth and profitability, will be realized, whether management’s assessment of future demands and market conditions will prove true and expectancies regarding Nam Tai’s position to meet such demands and requirements, whether Nam Tai is successful in negotiating better terms from suppliers or controlling expenses and whether the anticipated effect of such efforts on Nam Tai’s operating margins will prove positive, whether the Company can or will be able to meet the stages of its planned expansion by the dates currently expected or whether increased orders for its products generally, if received, can be handled by the planned increases in capacity, whether Nam Tai capital expenditures to achieve expanded capacity will result in material increases in revenues or result in increased or any profit, will depend upon future sales orders, Nam Tai’s actual ability to contain manufacturing costs and the actual level of capital expenditures required for each of the planned expansion projects. Nam Tai’s growth, operating income, available cash, cash flows and levels of capital expenditures may be adversely affected by numerous factors including Nam Tai’s dependence on a few large customers; intense competition in the electronics industry in which the Company participates; Nam Tai being subject to continuing pressure on its margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in the PRC such as arising from changes in governmental policies, taxation, trade regulation, currency exchange rates, increasing labor costs, inflation and income taxes; the timing and amount of significant orders from customers; delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles; concessions Nam Tai may make on product sale terms and conditions; implementation of operating cost structures that align with revenue growth, if any; the financial condition of Nam Tai’s customers and vendors and those companies in which Nam Tai holds marketable securities or other investments; the availability and increasing costs of materials and other components needed to manufacture its products; adverse results in litigation, including its on-going securities class action litigation; potential shortages of materials or skilled labor needed for its planned expansion projects or for its existing facilities; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities needed to permit expansion or continue existing operations, other unexpected project delays or unanticipated costs increases; risks of expanding into new areas of the PRC where Nam Tai’s has not yet conducted business, diversion of management’s attention to expansion and its management to new locations and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between the PRC and the United States or Taiwan; the effects of terrorist activity and armed conflict such as disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome or Bird Flu, on general economic activity; or other changes in general economic conditions that affect demand for Nam Tai’s products. In addition, factors, among others, that could cause the market price of our shares to decline in the future could include the failure of our growth, if any, or operating results or those of our competitors or customers to meet the expectations of public market analysts and investors who follow the electronics manufacturing services, or EMS, industry, the sale or availability for sale, of the Redeemed Shares by BOC or Tele-Art’s liquidator to satisfy the claims of Tele-Art’s creditors or one or more of the factors discussed in Item 3. Key Information — Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission (“SEC”).
For further information regarding risks and uncertainties associated with Nam Tai’s business, please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F, copies of which may be obtained by contacting Nam Tai using the contact information provided above, or from Nam Tai’s website at http://www.namtai.com.
All information in this press release is as of July 27, 2007. Nam Tai undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.
NON-GAAP INFORMATION
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”), management utilizes a measure of operating income, net income and earnings per share on a non-GAAP basis that excludes certain income/expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as gain on disposal of marketable securities, gain on disposal of asset held for sale, loss on marketable securities arising from split share structure reform or other infrequent or unusual items. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with US GAAP as measures of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table in the press release on page 2 for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED JUNE 30, 2007 AND 2006
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Net sales	$197,830	$213,653	$389,401	$422,011
Cost of sales	175,085	192,879	349,455	380,123

Gross profit	22,745	20,774	39,946	41,888

Gain on disposal of asset held for sale	—	9,258	—	9,258

Costs and expenses
Selling, general and administrative expenses	8,486	8,018	16,293	14,592
Research and development expenses	2,425	1,970	4,602	3,906

	10,911	9,988	20,895	18,498

Operating Income	11,834	20,044	19,051	32,648

Other income (expenses), net	789	(401)	323	(608)
Gain on disposal of marketable securities	43,815	—	43,815	—
Gain on sales of subsidiaries’ shares	390	—	390	—
Loss on marketable securities arising from split share structure reform	—	(1,869)	—	(1,869)
Interest income	2,303	2,062	4,474	3,818
Interest expense	(109)	(155)	(210)	(312)

Income before income taxes and minority interests	59,022	19,681	67,843	33,677
Income taxes	(5,502)	(184)	(3,914)	(263)

Income before minority interests	53,520	19,497	63,929	33,414
Minority interests	(14,715)	(975)	(16,725)	(2,427)

Net income	$38,805	$18,522	$47,204	$30,987

Earnings per share
Basic	$0.87	$0.42	$1.06	$0.71

Diluted	$0.87	$0.42	$1.05	$0.71

Weighted average number of shares (‘000’)
Basic	44,804	43,693	44,360	43,616
Diluted	44,806	43,749	44,805	43,695

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2007 AND DECEMBER 31, 2006
(In Thousands of US Dollars)

	Unaudited	Audited
	June 30	December 31
	2007	2006

ASSETS		(note)
Current assets:
Cash and cash equivalents	$268,288	$221,084
Marketable securities	—	24,360
Accounts receivable, net	101,552	117,561
Inventories	36,807	30,894
Prepaid expenses and other receivables	2,790	2,503
Income tax recoverable	1,490	4,316
Deferred tax assets — current	57	—

Total current assets	410,984	400,718

Property, plant and equipment, net	100,141	102,721
Land use right	3,979	2,673
Deposits for property, plant and equipment	933	609
Deposits for land use right	2,223	2,880
Goodwill	20,296	18,476
Deferred tax assets	1,814	—
Other assets	1,158	1,158

Total assets	$541,528	$529,235

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$10,093	$4,516
Long-term bank loans — current portion	1,750	1,750
Accounts payable	111,215	125,893
Accrued expenses and other payables	15,363	13,649
Dividend payable	9,409	16,639
Income tax payable	1,932	166

Total current liabilities	149,762	162,613

Long-term bank loans — non-current portion	225	1,100

Total liabilities	149,987	163,713

Minority interests	55,860	48,428

Shareholders’ equity:
Common shares	448	438
Reinstatement of redeemed shares	—	17,159
Additional paid-in capital	281,823	264,393
Retained earnings	53,416	25,030
Accumulated other comprehensive income (Note 1)	(6)	10,074

Total shareholders’ equity	335,681	317,094

Total liabilities and shareholders’ equity	$541,528	$529,235

Note: Information extracted from the audited financial statements included in the 2006 Form 20-F of the Company filed on March 19, 2007.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2007 AND 2006
(In Thousands of US Dollars)

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$38,805	$18,522	$47,204	$30,987
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	5,289	4,869	10,313	9,598
Net loss (gain) on disposal of property, plant and equipment	37	3	44	(140)
Gain on disposal of marketable securities	(43,815)	—	(43,815)	—
Gain on sales of subsidiaries’ shares	(390)	—	(390)	—
Share-based compensation expenses	230	607	317	686
Gain on disposal of asset held for sale	—	(9,258)	—	(9,258)
Loss on marketable securities arising from split share structure reform	—	1,869	—	1,869
Minority interests	14,715	975	16,725	2,427
Deferred income taxes	112	—	(1,871)	—
Changes in current assets and liabilities:
Decrease in accounts receivable	6,802	2,537	16,009	12,643
(Increase) decrease in inventories	(5,773)	(1,870)	(5,963)	2,861
(Increase) decrease in prepaid expenses and other receivables	(33)	1,618	(291)	(244)
Decrease (increase) in income taxes recoverable	3,019	(629)	2,821	(1,312)
Increase (decrease) in notes payable	4,671	247	5,577	(281)
Increase (decrease) in accounts payable	3,338	(1,495)	(14,678)	(12,993)
(Decrease) increase in accrued expenses and other payables	(141)	(891)	1,732	(2,169)
Increase in income tax payable	1,766	—	1,766	—
Others	93	(83)	(58)	(376)

Total adjustments	(10,080)	(1,501)	(11,762)	3,311

Net cash provided by operating activities	$28,725	$17,021	$35,442	$34,298

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(5,672)	(3,443)	(7,720)	(6,412)
(Increase) decrease in deposits for purchase of property, plant and equipment	(481)	44	(324)	(4,075)
Decrease in other assets	—	—	—	166
Increase in deposit for purchase of land	(731)	—	(736)	—
Acquisition of additional shares in subsidiaries	(13,808)	—	(13,808)	(2,120)
Proceeds from disposal of asset held for sale	—	20,170	—	20,170
Proceeds from disposal of property, plant and equipment	14	37	14	185
Proceeds from disposal of marketable securities	53,914	—	53,914	—
Proceeds from sales of subsidiaries shares	7,287	—	7,287	—

Net cash provided by investing activities	$40,523	$16,808	$38,627	$7,914

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(9,409)	$(18,289)	$(26,048)	$(32,646)
Repayment of bank loans	(437)	(2,961)	(875)	(3,966)
Proceeds from bank loans	—	1,828	—	3,480
Proceeds from shares issued on exercise of options	—	2,975	—	5,439

Net cash used in financing activities	$(9,846)	$(16,447)	$(26,923)	$(27,693)

Net increase in cash and cash equivalents	59,402	17,382	47,146	14,519
Cash and cash equivalents at beginning of period	208,979	211,273	221,084	213,843
Effect of exchange rate changes on cash and cash equivalents	(93)	83	58	376

Cash and cash equivalents at end of period	$268,288	$228,738	$268,288	$228,738

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 2007 AND 2006
(In Thousands of US Dollars)
1.	Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized gain on marketable securities. The comprehensive income of the Company was $37,124 and $40,329 for the six months ended June 30, 2007 and June 30, 2006, respectively.
2.	Business segment information — The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

NET SALES:
- CECP	$75,732	$43,521	$130,291	$78,691
- TCA	99,846	153,816	220,008	314,386
- LCDP	22,252	16,316	39,102	28,934

Total net sales	$197,830	$213,653	$389,401	$422,011

NET INCOME:
- CECP	$35,397	$1,544	$39,980	$4,375
- TCA	3,140	7,264	7,161	16,166
- LCDP	369	863	564	1,406
- Corporate	(101)	8,851	(501)	9,040

Total net income	$38,805	$18,522	$47,204	$30,987

	Unaudited	Audited
	Jun 30, 2007	Dec. 31, 2006

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$251,354	$181,634
- TCA	137,754	170,129
- LCDP	62,329	58,172
- Corporate	90,091	119,300

Total assets	$541,528	$529,235

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 2007 AND 2006
(In Thousands of US Dollars)
3. A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	197,830	213,653	389,401	422,011
Intercompany sales	42	137	149	296

- Intercompany eliminations	(42)	(137)	(149)	(296)

Total net sales	$197,830	$213,653	$389,401	$422,011

NET INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$33,370	$2,054	$37,370	$6,515
- Macao	6,263	7,920	11,563	17,863
- Hong Kong	(828)	8,548	(1,729)	6,609

Total net income	$38,805	$18,522	$47,204	$30,987

	Unaudited	Audited
	June 30,	Dec. 31,
	2007	2006

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$103,919	$105,123
- Macao	19	39
- Hong Kong	182	232

Total long-lived assets	$104,120	$105,394

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date August 6, 2007	By:	/s/ John Q. Farina
		Name:	John Q. Farina
		Title:	Chief Financial Officer